UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2019 (May 10, 2019)

Twelve Seas Investment Company

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38540	82-3667722
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

135 E. 57th St., 18th Floor

New York, New York 10022

(Address of principal executive offices, including Zip Code)

(917) 208-6200

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Units, each consisting of one Ordinary Share, one Right and one Warrant	BROGU	The NASDAQ Stock Market LLC
Ordinary Shares, par value $0.0001 per share	BROG	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one Ordinary Share	BROGR	The NASDAQ Stock Market LLC
Warrants, each exercisable for one Ordinary Share for $11.50 per share	BROGW	The NASDAQ Stock Market LLC

ADDITIONAL INFORMATION

Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (as amended, the “Registration Statement”), which will include a preliminary proxy statement of Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving Twelve Seas, Pubco and Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”). The definitive proxy statement and other relevant documents will be mailed to shareholders of Twelve Seas as of a record date to be established for voting on the Business Combination. Shareholders of Twelve Seas and other interested persons are advised to read, when available, the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Twelve Seas’ solicitation of proxies for the special meeting to be held to approve the Business Combination because these documents will contain important information about Twelve Seas, BPGIC, Pubco and the Business Combination, including the Merger (as defined below) which will result in the current security holders of Twelve Seas becoming security holders of Pubco. Shareholders will also be able to obtain copies of the Registration Statement and the related proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Twelve Seas by contacting its Chief Financial Officer, Stephen N. Cannon, c/o Twelve Seas Investment Company, 135 East 57th Street, 18th Floor, New York, New York 10022, at info@twelveseascapital.com.

DISCLAIMER

This report and the exhibits hereto do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE BUSINESS COMBINATION

Twelve Seas, Pubco, BPGIC and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the shareholders of Twelve Seas in connection with the Business Combination. Shareholders of Twelve Seas and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Twelve Seas’ directors and officers in Twelve Seas’ filings with the SEC, including Twelve Seas’ annual report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants will also be included in the Registration Statement of Pubco on Form F-4 (and will be included in the related definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning the Business Combination, BPGIC’s and Pubco’s expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement (as defined below); (2) the outcome of any legal proceedings that may be instituted against Twelve Seas, BPGIC or others following announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of Twelve Seas; (4) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain consents and approvals of BPGIC’s shareholders and investors or other relevant third parties; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (6) delays in satisfying in a timely manner the other conditions contained in the Business Combination Agreement; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (8) the inability to recognize the anticipated benefits of the Business Combination; (9) the ability to obtain or maintain the listing of Pubco’s securities on NASDAQ following the Business Combination, including having the requisite number of shareholders; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that BPGIC may be adversely affected by other economic, business, and/or competitive factors; and (13) other risks and uncertainties indicated from time to time in filings with the SEC by Twelve Seas or Pubco. Readers are referred to the most recent reports filed with the SEC by Twelve Seas. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

FOR INVESTOR AND MEDIA INQUIRIES, PLEASE CONTACT:

Investor Relations

The Equity Group Inc.

Fred Buonocore – (212) 836-9607 / fbuonocore@equityny.com

Kevin Towle – (212) 836-9620 / ktowle@equityny.com

Stephen N Cannon

Chief Financial Officer

Twelve Seas Investment Company

Email: info@twelveseascapital.com

Item 1.01 Entry Into A Material Definitive Agreement.

As previously disclosed by Twelve Seas Investment Company, a Cayman Islands exempted company (“Twelve Seas”), in its Current Reports on Form 8-K that were filed on April 19, 2019 and May 2, 2019 with the Securities and Exchange Commission, on April 15, 2019, Twelve Seas entered into a Business Combination Agreement (as amended, including by the letter agreement, dated as of April 30, 2019 by and between Twelve Seas and BPGIC (as defined below), the “Business Combination Agreement”) with Brooge Holdings Limited, a Cayman Islands exempted company (“Pubco”), Brooge Merger Sub Limited, a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco (“Merger Sub”), Brooge Petroleum And Gas Investment Company FZE, a company formed under the laws of the Fujairah Free Zone, UAE (“BPGIC”), and each holder of BPGIC’s outstanding capital shares that become a party to the Business Combination Agreement by executing and delivering to Twelve Seas, Pubco and BPGIC a joinder agreement. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

As required by the Business Combination Agreement, on May 10, 2019, (i) BPGIC’s sole shareholder, Brooge Petroleum and Gas Investment Company (BPGIC) PLC, a company incorporated under the laws of England and Wales (“Seller”), executed and delivered to Twelve Seas, BPGIC and Pubco a joinder agreement to become party to the Business Combination Agreement as a “Seller” party thereunder (the “Joinder”), (ii) Pubco, Seller and Continental Stock Transfer and Trust Company, as escrow agent (the “Escrow Agent”), entered into an escrow agreement (as described below, the “Escrow Agreement”), and (iii) BPGIC timely delivered to Twelve Seas the Company Schedules.

Escrow Agreement

As contemplated by the Business Combination Agreement, at the closing of the transactions contemplated therein (the “Closing”), Twenty million (20,000,000) of the Pubco ordinary shares otherwise issuable to Seller at the Closing (together with any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) will instead be issued in the name of the Escrow Agent (for the benefit of Seller) to be held and controlled, along with any other Escrow Property (as defined in the Escrow Agreement) by the Escrow Agent in a separate segregated escrow account (the “Escrow Account”), and released in accordance with the Escrow Agreement.

While the Escrow Property is held in the escrow account, Seller shall have all voting, consent and other rights (other than the rights to dividends, distributions or other income paid or accruing to the Escrow Property). The Escrow Agreement provides, however, that after the Closing, Seller shall be permitted to permitted to (i) pledge or otherwise encumber the Escrow Property as collateral security for documented loans entered into by Seller, Pubco or its subsidiaries, including BPGIC, after the Closing or (ii) transfer its rights to the Escrow Property to a third party, provided, that (a) in each case of clauses (i) and (ii), that the lender’s or transferee’s rights to any such pledged or transferred Escrow Property shall be subject to the provisions of the Escrow Agreement and the sections of the Business Combination Agreement pertaining to the escrow, including the forfeiture provisions contained therein, and (b) in the event of a pledge or encumbrance of the Escrow Property under clause (i) above, Seller may transfer the Escrow Property to another escrow agent selected by Seller and reasonably acceptable to Pubco.

The Escrow Property will only become vested and not subject to forfeiture, and released to Seller, in the event that Pubco meets the following performance or milestone requirements during the period commencing from the Closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing (such period, the “Escrow Period”):

(i)	One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to Seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds $175,000,000 or (b) at any time during the Escrow Period, the closing price of the Pubco ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

(ii)	All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to Seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Pubco ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period.

The Annualized EBITDA for each fiscal quarter is equal to four times the earnings before interest, income taxes, depreciation and amortization of Pubco and its subsidiaries, on a consolidated basis, for such fiscal quarter, as determined in accordance with IFRS, consistently applied, but subject to certain adjustments set forth on Exhibit A to the Escrow Agreement.

At the end of the Escrow Period, if there is any Escrow Property which has not vested and that Seller is not entitled to receive in accordance with the Escrow Agreement and the Business Combination Agreement, such Escrow Property will be forfeited and automatically surrendered by Seller and distributed to Pubco from the Escrow Account, for cancellation by Pubco. All actions or determinations on behalf of Pubco under the Escrow Agreement after the Closing (other than certain reports to be delivered by Pubco’s chief financial officer) will be exclusively made and determined by a majority of the independent directors then serving on Pubco’s board of directors that are disinterested in the Escrow Property.

Joinder

Pursuant to the Joinder, Seller (i) agreed to be bound by the terms and conditions of the Business Combination Agreement, (ii) acknowledged that the Joinder will be deemed incorporated into, supplement and become a part of the Business Combination Agreement and (iii) made customary representations and warranties with respect to organization and standing, authority and binding agreement, ownership of its BPGIC shares, governmental approvals, non-contravention, litigation, investment representations, finder and brokers, information supplied and independent investigation. The Joinder also provides that, in furtherance of Sections 10.2(a) and (b) of the Business Combination Agreement, only the Seller itself and not its affiliates, shareholders, directors, officers or other related persons will be liable to the other parties to the Business Combination Agreement.

The foregoing descriptions of the Escrow Agreement and the Joinder do not purport to be complete and they are subject to and qualified in their entirety by reference to the Escrow Agreement and Joinder, which are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, Brooge Petroleum and Gas Investment Company (BPGIC) PLC and Continental Stock Transfer and Trust Company, as escrow agent.

10.2	Joinder, dated as of May 10, 2019, by and among Brooge Petroleum and Gas Investment Company (BPGIC) PLC, Twelve Seas Investment Company, Brooge Petroleum And Gas Investment Company FZE, and Brooge Holdings Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 13, 2019

Twelve Seas Investment Company

By:	/s/ Stephen N. Cannon
Stephen N. Cannon
Chief Financial Officer